ITEM 7A.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This section contains forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in these forward-looking statements. The following disclosures are before consideration of any impacts resulting from the application of Statement of
Financial Accounting Standards ("SFAS") No. 133 beginning January 1, 2001. See
Note 1 of Notes to Consolidated Financial Statements for a discussion of the impacts of SFAS No. 133.

The Company's operating results are sensitive to changes in the prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. As discussed more fully in Notes 1 and 13 of Notes to Consolidated Financial Statements, KACC
utilizes hedging transactions to lock- in a specified price or range of prices for certain products which it sells or consumes in its production process and to mitigate KACC's exposure to changes in foreign currency exchange rates. The following sets forth the impact on future earnings of adverse market changes related to KACC's hedging positions with respect to commodity, foreign exchange and energy contracts described more fully in Note 13 of Notes to Consolidated
Financial Statements.

Alumina and Primary Aluminum. Alumina and primary aluminum production in excess of internal requirements is sold in domestic and international markets, exposing the Company to commodity price opportunities and risks. KACC's hedging transactions are intended to provide price risk management in respect of the net exposure of earnings resulting from (i) anticipated sales of alumina, primary aluminum and fabricated aluminum products, less (ii) expected purchases of certain items, such as aluminum scrap, rolling ingot, and bauxite, whose prices fluctuate with the price of primary aluminum. On average, before consideration of hedging activities, any fixed price contracts with fabricated aluminum products customers, variations in production and shipment levels, and timing issues related to price changes, the Company estimates that each $.01 increase
(decrease) in the market price per price-equivalent pound of primary aluminum increases (decreases) the Company's annual pre-tax earnings by approximately
$10.0 - $15.0 million, based on recent fluctuations in operating levels.

Based on the average December 2000 London Metal Exchange ("LME") cash price for primary aluminum of approximately $.71 per pound, the Company estimates that there would be no material net aggregate pre-tax impact on operating income from its hedging positions and fixed price customer contracts during the period 2001 through 2003. The Company estimates that a hypothetical $.10 increase from the above stated December 2000 price would result in a net aggregate pre-tax decrease in operating income of approximately $75.0 million being realized during the period 2001 through 2003 from KACC's hedging positions and fixed price customer contracts. Conversely, the Company estimates that a hypothetical
$.10 decrease from the above stated December 2000 price level would result in an aggregate pre-tax increase in operating income of approximately $130.0 million being realized during the period 2001 through 2003 from KACC's hedging positions and fixed price customer contracts. Both of the foregoing hypothetical amounts are versus what the Company's results would have been without the derivative commodity contracts and fixed price customer contracts discussed above. It should be noted, however, that, since the hedging positions and fixed price customer contracts lock-in a specified price or range of prices, increases or decreases in earnings attributable to KACC's hedging positions or fixed price customer contracts are significantly offset by a decrease or increase in the proceeds to be realized on the underlying physical transactions.

As stated in Note 13 of Notes to the Consolidated Financial Statements, KACC has
certain hedging positions which do not qualify for treatment as a "hedge" under current accounting guidelines and thus must be marked-to-market each period.
Fluctuations in forward market prices for primary aluminum would likely result in additional earnings volatility as a result of these positions. The Company estimates that a hypothetical $.10 change in spot market prices from the
December 31, 2000, LME cash price of $.71 per pound would, depending on the shape of the forward curve, result in additional aggregate mark-to-market impacts of between $10.0-$30.0 million during any period through 2003.

In addition to having an impact on the Company's earnings, a hypothetical
$.10-per-pound change in primary aluminum prices would also impact the Company's cash flows and liquidity through changes in possible margin advance requirements. At December 31, 2000, KACC had made margin advances of $5.1 million and had posted letters of credit totaling $5.0 million in lieu of paying margin advances. Increases in primary aluminum prices subsequent to December 31,
2000, could result in KACC having to make additional margin advances or post additional letters of credit and such amounts could be significant. If primary aluminum prices increased by $.10 per pound (from the year-end 2000 price) by
March 31, 2001 and the forward curve were as described above, it is estimated that KACC could be required to make additional margin advances in the range of
$50.0 to $100.0 million.

Foreign Currency. KACC enters into forward exchange contracts to hedge material cash commitments for foreign currencies. KACC's primary foreign exchange exposure is related to KACC's Australian Dollar (A$) commitments in respect of activities associated with its 28.3%-owned affiliate, Queensland Alumina
Limited. The Company estimates that, before consideration of any hedging activities, a US $0.01 increase (decrease) in the value of the A$ results in an approximate $2 million (decrease) increase in the Company's annual pre-tax operating income.

KACC's foreign currency hedges would have no net aggregate pre-tax impact on the
Company's operating results for the period 2001 through 2005 at the December 31,
2000 US$ to A$ exchange rate of $.55. The Company estimates that a hypothetical
10% reduction in the A$ exchange rate would result in the Company recognizing a net aggregate pre-tax cost of approximately $10.0 million for the period 2001 through 2005 from KACC's foreign currency hedging positions. Conversely, the
Company estimates that a hypothetical 10% increase in the A$ exchange rate (from
$.55) would result in the Company realizing a net pre-tax aggregate benefit of approximately $20.0 million. These hypothetical impacts are versus what the
Company's results would have been without the Company's derivative foreign currency contracts. It should be noted, however, that, since the hedging positions lock-in specified rates, increases or decreases in earnings attributable to currency hedging instruments would be offset by a corresponding decrease or increase in the value of the hedged commitments.

Energy. KACC is exposed to energy price risk from fluctuating prices for fuel oil, diesel oil and natural gas consumed in the production process. The Company estimates that each $1.00 change in natural gas prices (per mcf) impacts the
Company's pre-tax operating results by approximately $20.0 million. Further, the
Company estimates that each $1.00 change in fuel oil prices (per barrel) impacts the Company's pre-tax operating results by approximately $3.0 million.

KACC from time to time in the ordinary course of business enters into hedging transactions with major suppliers of energy and energy related financial instruments. As of December 31, 2000, KACC held option and swap contracts hedging a substantial majority of its first quarter 2001 natural gas requirements. The Company expects to realize a pre- tax benefit of approximately
$10.0 million in the first quarter of 2001 associated with these hedging positions. However, it should be noted that these benefits will be offset by the higher than normal gas prices on the physical gas deliveries received during the first quarter of 2001.